DOUBLELINE FUNDS TRUST

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

March 30, 2010

VIA EDGAR

Ms. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	DoubleLine Funds Trust (File Nos. 333-164298, 811-22378)

Dear Ms. Williams:

DoubleLine Funds Trust (the “Trust”) has filed the attached Pre-Effective Amendment No. 2 to the Registration Statement of the Trust on Form N-1-A (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby requests acceleration of the effectiveness of the Registration Statement for April 2, 2010, or as soon thereafter as practicable.

In support of its request for acceleration, the Trust acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Trust will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Please direct any questions concerning the foregoing to Ray Shirazi at 212-504-6376.

Very Truly Yours,
DOUBLELINE FUNDS TRUST

By:	/s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President

Quasar Distributors, LLC

615 East Michigan Street,

Milwaukee, Wisconsin 53202

March 26, 2010

VIA EDGAR

Ms. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	DoubleLine Funds Trust (File Nos. 333-164298, 811-22378)

Dear Ms. Williams:

The undersigned, as distributor of the DoubleLine Funds Trust (the “Trust”) and principal underwriter of the offering of its shares of beneficial interest, hereby joins in the request of the Trust that the effectiveness of its registration statement relating to the securities to be registered thereby be accelerated for April 2, 2010, or as soon thereafter as practicable.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

By:	/s/ James R. Schoenike
Name: James R. Schoenike Title: President